Exhibit A-6
AUDITED
American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2002
(in thousands)

2002
Operating Revenues
Transmission Service Revenue	$202,856
Other Operating Revenue	2,442

Total Operating Revenues	205,298

Operating Expenses
Operations	26,212
Maintenance	26,932
General and Administrative	33,412
Depreciation and Amortization	38,407
Taxes Other Than Income Taxes	6,096
Deferral of Start-up Costs	0
Total Operating Expenses	131,059

OPERATING INCOME	74,239

Other Income
Interest Income	(269)
Allow for Other Funds Used During Construction	1,675
Total Other Income	1,406
Earnings Before Interest and Taxes	75,645

Interest Expense	22,655
Allow-Borrow funds during Construction	(1,067)
Net Interest Expense	21,588

Earnings Before Taxes	$54,057